

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 21, 2017

<u>Via E-mail</u>
Fay West
Chief Financial Officer
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois  60532

> **Re:**   **SunCoke Energy Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **Form 8-K Filed January 26, 2017**
> **File No. 1-35782**

Dear Ms. West:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>15. Fair Value Measurements, page 88</u>

1.  We note that you made adjustments to the fair value of the contingent consideration for the acquisition of Covent Marine Terminal resulting in goodwill increasing by $6.4 million and the recognition of a gain to operating income totaling $10.1 million, of which $3.7M was due to an amendment to the contingent consideration arrangement and $6.4 million was a decrease in the fair value estimate.  Please address each of the following:
    - Please tell us how you determined that the amendment to the contingent consideration arrangement occurring during the measurement period should be accounted for separately from the business combination.
    - Please tell us what specific facts you identified during July 1, 2016 through August 11, 2016, that resulted in a change to the assumptions and estimates used to estimate the fair value of the contingent consideration as of August 12, 2015.
    - Please tell us the specific facts and circumstances that occurred during the third and fourth fiscal quarters of 2016 the led to a decrease in the fair value of the contingent consideration liability by the same amount you increased the liability as a measurement period adjustment.

Form 8-K Filed January 26, 2017

2.  We note that you have identified the non-GAAP measures, Adjusted EBITDA and distributable cash flow, as both performance and liquidity measures.  In accordance with Item 10(e)(1)(i)(a) of Regulation S-K, please present operating cash flows in addition to net income with equal or greater prominence of these two non-GAAP measures.  Please refer to the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.  Please also provide a separate reconciliations of both of these non-GAAP measures from net income and operating cash flows in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

3.  Please presented the distribution coverage ratio calculated using the most comparable GAAP amounts with equal or greater prominence in accordance with Item 10(e)(1)(i)(a) of Regulation S-K.  Please refer to the Securities Act Release No. 8176, footnote 27 for additional guidance.

4.  We note that the adjustment line item, Coal Logistics deferred revenue, in the calculation of distributable cash flow.  Please help us understand why it is appropriate to include this adjustment considering you disclose in footnote 1 to your reconciliation of Adjusted EBITDA and Distributable Cash Flow to Net Income presentation on page 11 of Exhibit 99.1 to your Form 8-K dated April 20, 2017, that this adjustment has been removed from Adjusted EBITDA based on the guidance in the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464, or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

                                            Sincerely,

                                            /s/ Terence O'Brien

                                            Terence O'Brien
                                            Accounting Branch Chief

                                            Office of Manufacturing and
                                            Construction